                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           Marsam Pharmaceuticals Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   571 728 104
                                 (CUSIP Number)
                              JOHN J. MCGRAW, ESQ.
                             CIBA-GEIGY CORPORATION
                             444 SAW MILL RIVER ROAD
                                ARDSLEY, NY 10502
                                 (914) 479-2041
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             RUTHANNE KURTYKA, ESQ.
                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8791

                                  JULY 18, 1995
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP NO. 571 728 104                                         PAGE 2 of 5 PAGES
          -----------                                             ---  ---

   1      NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CIBA-GEIGY Corporation
                 Tax ID No. 13-183433

   2      Check the Appropriate Box if a Member of a Group              (a) / /
                                                                        (b) / /

   3      Sec Use Only

   4      SOURCE OF FUNDS

   5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                           7      SOLE VOTING POWER
  NUMBER OF SHARES                       522,352
    BENEFICIALLY,
      OWNED BY             8      SHARED VOTING POWER
   EACH REPORTING
      PERSON               9      Sole Dispositive Power
       WITH                              522,352

                           10     SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 522,352

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.73%

   14     TYPE OF REPORTING PERSON*


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  CIBA-GEIGY Corporation hereby amends its Schedule 13D as hereinafter set forth.

                  Item 1.  Security and Issuer.

                  This Amendment No. 2 to Schedule 13D, dated July 21, 1995, supplements Amendment No. 1 to Schedule 13D dated June 26, 1995, which amended a
Schedule 13D originally filed on June 20, 1990 on behalf of CIBA-GEIGY Corporation ("CIBA-GEIGY") with respect to CIBA GEIGY's beneficial ownership of shares of Common Stock (the "Common Stock") of Marsam Pharmaceuticals Inc. ("Marsam"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  Item 2.  Identity and Background.

                  CIBA-GEIGY is a wholly-owned subsidiary of CIBA-GEIGY Limited, a corporation located at CH 4002, Basle, Switzerland.

                  Neither CIBA-GEIGY or CIBA-GEIGY Limited nor, to the best knowledge of such persons, any of the executive officers and directors of CIBA-GEIGY or CIBA-GEIGY Limited has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Item 4.  Purpose of Transaction.

                  CIBA-GEIGY sold 360,000 shares of Common Stock on the dates and for the purchase prices as set forth in Item 5(c) below. Since June 20, 1990 CIBA-GEIGY has held its shares of Common Stock for investment purposes only. CIBA-GEIGY's purpose in effecting its sale of Common Stock is to realize a substantial portion of its remaining investment in Marsam. Depending upon market conditions and other relevant factors, CIBA-GEIGY may in the future sell all or part of its remaining shares of Common Stock or enter into options or other arrangements covering all or part of its investment in Marsam.

                  Other than as described in Item 4 to the Schedule 13D, neither CIBA-GEIGY nor CIBA-GEIGY Limited has any plans or proposals which relate or would result in any of the events described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.



                                                             Page 3 of 5 pages.

                  Item 5.  Interest in Securities of the Issuer.

                  (a) CIBA-GEIGY and CIBA-GEIGY Limited beneficially owns 522,352 shares of Common Stock. This number of shares represents 4.73%
(down from 5.36%) of the number of outstanding shares of Common Stock (based upon 11,051,562 shares of Common Stock outstanding at March 31, 1995 as reported in Marsam's Form 10-Q for the quarter ended March 31, 1995). The decrease in ownership is due to the sale of shares of Common Stock by CIBA-GEIGY referred to in Item 5(c) below.

                  Except as set forth in Item 5 to the Schedule 13D, neither CIBA-GEIGY nor CIBA-GEIGY Limited, nor, to the best knowledge of such persons, any executive officer or director of CIBA-GEIGY or CIBA-GEIGY Limited, beneficially owns any shares of the Common Stock.

                  (b) CIBA-GEIGY has the sole power to vote or to dispose of 522,352 shares.

                  (c) CIBA-GEIGY has sold shares of Common Stock on the following dates within the last sixty days in over-the-counter transactions through the NASDAQ National Market:

          TRADE DATE                     # OF SHARES                 SALES PRICE PER SHARE
          ----------                     -----------                 ---------------------
          16-Jun-95                         25,000                          19.375
          16-Jun-95                         25,000                          19.375
          16-Jun-95                         25,000                          19.375
          16-Jun-95                         15,000                          19.375
          19-Jun-95                        100,000                          19.375
          21-Jun-95                         50,000                          19.375
          22-Jun-95                         25,000                          19.375
          23-Jun-95                         25,000                          19.375
          18-Jul-95                         50,000                          19.250
          20-Jul-95                         20,000                          19.250

                  (d)      Not applicable.

                  (e) As of July 18, 1995, CIBA-GEIGY and CIBA-GEIGY Limited ceased to be a beneficial owner of more than 5% of the Common Stock. Therefore, CIBA-GEIGY and



                                                             Page 4 of 5 pages.

CIBA-GEIGY Limited are no longer required to file amendments to the June 20, 1990 Schedule 13D described in Item One.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 21, 1995


                                                     CIBA-GEIGY CORPORATION

                                                     By:  /s/   John J. McGraw
                                                        -----------------------
                                                        John J. McGraw
                                                        Vice President, General
                                                        Counsel and Secretary



                                                             Page 5 of 5 pages.